centrica

taking care of the essentials

82-4578

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	19 March, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

[redacted]

04010732

Please find following a Stock Exchange Announcement recently released.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Secretariat

dw 3/22

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www centrica com

19 March, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Notification of Interests of Directors and connected persons

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Phillip Bentley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18 March 2004

18. Period during which or date on which exercisable

18 March 2007 to 17 March 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 401,875 ordinary shares in Centrica plc

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

223.95p per share

22. Total number of shares or debentures over which options held following this notification

1,639,328 shares

23. Any additional information

Options granted under the Centrica Executive Share Option Scheme

24. Name of contact and telephone number for queries

Tracy Allen - 01753 494010

25. Name and signature of authorised company official responsible for making this notification

Derek Woodward, Head of Secretariat, Centrica plc

Date of Notification

19 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Mark Clare

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18 March 2004

18. Period during which or date on which exercisable

18 March 2007 to 17 March 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 406,340 ordinary shares in Centrica plc

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

223.95p per share

22. Total number of shares or debentures over which options held following this notification

1,880,323 shares

23. Any additional information

Options granted under the Centrica Executive Share Option Scheme

24. Name of contact and telephone number for queries

Tracy Allen - 01753 494010

25. Name and signature of authorised company official responsible for making this notification

Derek Woodward, Head of Secretariat, Centrica plc

Date of Notification

19 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Sir Roy Gardner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18 March 2004

18. Period during which or date on which exercisable

18 March 2007 to 17 March 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 705,514 ordinary shares in Centrica plc

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

223.95p per share

22. Total number of shares or debentures over which options held following this notification

2,800,813 shares

23. Any additional information

Options granted under the Centrica Executive Share Option Scheme

24. Name of contact and telephone number for queries

Tracy Allen - 01753 494010

25. Name and signature of authorised company official responsible for making this notification

Derek Woodward, Head of Secretariat, Centrica plc

Date of Notification

19 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Roger Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18 March 2004

18. Period during which or date on which exercisable

18 March 2007 to 17 March 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 361,687 ordinary shares in Centrica plc

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

223.95p per share

22. Total number of shares or debentures over which options held following this notification

1,569,578 shares

23. Any additional information

Options granted under the Centrica Executive Share Option Scheme

24. Name of contact and telephone number for queries

Tracy Allen - 01753 494010

25. Name and signature of authorised company official responsible for making this notification

Derek Woodward, Head of Secretariat, Centrica plc

Date of Notification

19 March 2004

centrica
taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	22 March, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

22 March, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica progresses offshore deal and ceases interest in another

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

22 March 2004

Centrica progresses offshore deal and ceases interest in another

Centrica plc has today announced that its subsidiary Centrica Resources Limited has progressed plans to acquire an interest in the Statfjord oil and gas field from Chevron Texaco, as announced on 19 January.

The acquisition of a 33.33 per cent interest in the UK side of the field for a total consideration of £46.4m has cleared industry pre-emption procedures and is expected to complete later this month.

Once complete, the Statfjord acquisition will add 120 million therms of gas and nine million barrels of oil to Centrica's portfolio. The Statfjord partners have recently approved the commencement of further studies, which pave the way for re-development of the field.

Subject to the outcome of the studies, this re-development could provide significant additional oil and gas production, as referred to in our January announcement. Centrica's share of the development program is estimated at approximately £60 million.

However, the proposed acquisition of a 50 per cent interest in the Orwell gas field in the Southern North Sea from Chevron Texaco, also announced on 19 January, has been pre-empted by Tullow, an existing partner in Orwell, which has exercised its right to buy the interest in place of Centrica.

Enquiries:

Centrica investor relations 01753 494900
Centrica media relations 01753 494085